UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

HOLLYWOOD MEDIA CORP.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

436233100
(CUSIP Number)

Stephen Gans
1680 Michigan Avenue, Suite 1001
Miami Beach, Florida 33139

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436233100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Gans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,192*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 2,104,192*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,192*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%**
14	TYPE OF REPORTING PERSON IN

*	As of the close of business on March 24, 2011.

**
This percentage is calculated based upon 23,179,066 shares of the Issuer’s Common Stock outstanding, as reported in Amendment No. 3 to the Issuer’s Tender Offer Statement on Schedule TO filed by the Issuer with the Securities and Exchange Commission on February 25, 2011.

CUSIP No. 436233100	13D/A	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 3, 2010 (the “ Schedule 13D”), by Stephen Gans (the “Reporting Person”), with respect to the common stock, par value $.01 per share, of Hollywood Media Corp., a Florida corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Items 1, 3, and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1.         Security and Issuer

Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The title of the class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock") of Hollywood Media Corp., a Florida corporation (the "Issuer"), whose principal executive offices are located at 2255 Glades Road, Suite 221-A, Boca Raton, Florida 33431.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The shares of the Issuer's Common Stock reported herein were acquired by the Reporting Person for an aggregate purchase price of approximately $1,342,232.57 (including brokerage commissions).  The source of such funds was the personal funds of the Reporting Person.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)           As of March 24, 2011, the Reporting Person beneficially owns 2,104,192 shares of the Issuer’s Common Stock, which constitutes approximately 9.1% of the outstanding shares of the Issuer’s Common Stock (based upon 23,179,066 outstanding shares of the Issuer’s Common Stock, as reported in Amendment No. 3 to the Issuer’s Tender Offer Statement on Schedule TO filed by the Issuer with the Securities and Exchange Commission on February 25, 2011).

(b)           The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all 2,104,192 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person as of March 24, 2011.

CUSIP No. 436233100	13D/A	Page 4 of 5 Pages

(c)           On February 25, 2011, the Reporting Person disposed of 1,046,561 shares of the Issuer’s Common Stock to the Issuer at a price of $2.05 per share pursuant to the Issuer’s tender offer.  As of the close of business on March 24, 2011, other than the disposition of shares of the Issuer’s Common Stock described in the preceding sentence, the Reporting Person has not effected any transactions in the Issuer’s Common Stock within the past 60 days; provided, however, certain investment banking affiliates of the Reporting Person may beneficially own shares of the Issuer’s Common Stock, including shares of the Issuer’s Common Stock that may be held in discretionary or advisory accounts with the Reporting Person, and the Reporting Person, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of shares of the Issuer’s Common Stock, including transactions that may have occurred in the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock.

(e)           Not Applicable.

CUSIP No. 436233100	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 2011

By: /s/ Stephen Gans Name: Stephen Gans, an individual